UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

APPLE HOSPITALITY REIT, INC.
(Exact name of registrant as specified in its charter)

Virginia	26-1379210
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

814 East Main Street Richmond, Virginia	23219
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common shares, no par value per share	New York Stock Exchange, Inc.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: 333-147414

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1.	Description of Registrant’s Securities to be Registered.

The following contains a summary of certain material provisions of the articles of incorporation, as amended (the “Charter”), of Apple Hospitality REIT, Inc. (“Apple Hospitality”), formerly known as Apple REIT Nine, Inc. (“Apple Nine”), and amended and restated bylaws (the “Bylaws”) relating to the Apple Hospitality common shares.  The following description of the Apple Hospitality common shares does not purport to be complete and is subject to and qualified in its entirety by reference to Virginia law and to the Charter and Bylaws.

General

Pursuant to the Charter, and following the effectiveness of the amendment to the Charter filed with the Commonwealth of Virginia State Corporation Commission on February 23, 2015 (the “Charter Amendment”), Apple Hospitality is authorized to issue up to 800,000,000 common shares, no par value per share. There are approximately 372 million common shares issued and outstanding and approximately 186 million common shares will be issued and outstanding following effectiveness of the 50% reverse share split of the common shares pursuant to the Charter Amendment.

Common Shares

Dividend and Distribution Rights

The Apple Hospitality common shares have equal rights in connection with:

•	dividends;

•	distributions; and

•	liquidations.

If the Apple Hospitality board determines, in its sole discretion, to declare a dividend, the right to a dividend is subject to the following restrictions:

•	the dividend rights of the Apple Hospitality common shares may be subordinate to any other shares ranking senior to the Apple Hospitality commons shares; and

•	the amount of the dividend may be limited by law.

If Apple Hospitality liquidates its assets or dissolves entirely, the holders of the Apple Hospitality common shares will share, on a pro rata basis, in the assets Apple Hospitality is legally allowed to distribute. Apple Hospitality must pay all of its known debts and liabilities or have made adequate provision for payment of these debts and liabilities before holders of Apple Hospitality common shares can share in its assets. Upon liquidation, after distributions pursuant to the preferential distribution rights of any Apple Hospitality preferred shares then outstanding, the remaining proceeds will be distributed ratably among the holders of the Apple Hospitality common shares.

Holders of Apple Hospitality common shares do not have the right to convert or redeem their shares. In addition, they do not have rights to a sinking fund or to subscribe for any of Apple Hospitality’s securities.

Voting Rights

Each outstanding Apple Hospitality common share entitles the holder to one vote on all matters submitted to a vote of Apple Hospitality shareholders. The holders of the Apple Hospitality common shares have exclusive voting power with respect to the election of directors, except as otherwise required by law or except as provided with respect to any other class or series of Apple Hospitality shares then outstanding.  There is no cumulative voting in the election of directors and directors are elected by the plurality of votes cast and entitled to vote in the election of directors.

Apple Hospitality’s Charter states that, except as otherwise provided by law, a majority of Apple Hospitality common shares issued and outstanding may approve any of the following actions:

•	dissolution;

•	amendments of the charter or articles of incorporation;

•	mergers, share exchanges or similar transactions; or

•	the sale of all or substantially all of Apple Hospitality’s assets,

except for amendments to Apple Hospitality’s articles of incorporation relating to the classification of the board of directors. This matter requires the approval of at least two-thirds of the shares entitled to vote.

Classification of the Board of Directors

The board of directors of Apple Hospitality is divided into three groups, with each group containing one third of the total number of directors, as nearly equal in number as possible. At each annual meeting of the shareholders, one group of directors is elected for a term of three years to succeed those whose terms expire.

Restrictions on Ownership and Transfer of Shares

To qualify as a REIT under the Internal Revenue Code (the “Code”), Apple Hospitality common shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.  Further, not more than 50% of the value of the issued and outstanding Apple Hospitality common shares may be owned, directly or indirectly, by five or fewer individuals or, in limited circumstances, entities such as a qualified private pension plan, during the last half of a taxable year or during a proportionate part of a shorter taxable year.

In order to assist Apple Hospitality in complying with the limitations on the concentration of ownership of REIT shares imposed by the Code, Article X of the Charter generally prohibits any person (other than a person who has been granted an exception) from beneficially or constructively owning more than 9.8% of the aggregate of the outstanding Apple Hospitality common shares by value or by number of shares, whichever is more restrictive, or 9.8% of the aggregate of the outstanding shares of such class or series of Apple Hospitality’s preferred shares by value or by number of shares, whichever is more restrictive.  However, Article X of the Charter permits exceptions to be made for certain shareholders, provided Apple Hospitality’s board determines such exceptions will not jeopardize Apple Hospitality’s qualification as a REIT.

Article X of the Charter also prohibits any person from (1) beneficially or constructively owning shares of Apple Hospitality capital stock that would result in Apple Hospitality being “closely held” under Section 856(h) of the Code, (2) transferring shares of Apple Hospitality capital stock if such transfer would result in Apple Hospitality being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution), (3) beneficially or constructively owning 10% or more of the ownership interest in a tenant of Apple Hospitality real property if income derived from such tenant for a taxable year of Apple Hospitality would result in more than a de minimis amount of non-qualifying income for purposes of the REIT tests and (4) beneficially or constructively owning shares of Apple Hospitality capital stock that would cause Apple Hospitality otherwise to fail to qualify as a REIT.  Any person who acquires or attempts or intends to acquire beneficial ownership of shares of Apple Hospitality capital stock that will or may violate any of the foregoing restrictions on transferability and ownership is required to give notice immediately to Apple Hospitality and provide Apple Hospitality with such other information as Apple Hospitality may request in order to determine the effect of such transfers on its qualification as a REIT.  The foregoing restrictions on transferability and ownership will not apply if the Apple Hospitality board determines that it is no longer in Apple Hospitality’s best interest to attempt to qualify, or to qualify, or to continue to qualify, as a REIT.  In addition, the Apple Hospitality board may determine that compliance with the foregoing restrictions is no longer required for Apple Hospitality’s qualification as a REIT.

The Apple Hospitality board, in its sole discretion, may exempt a person from the above ownership limits.  However, the Apple Hospitality board may not grant an exemption to any person unless the Apple Hospitality board obtains such representations, covenants and understandings as the Apple Hospitality board may deem appropriate in order to determine that granting the exemption would not result in Apple Hospitality losing its qualification as a REIT.  As a condition of granting the exemption, the Apple Hospitality board may require a ruling from the Internal Revenue Service or an opinion of counsel in either case in form and substance satisfactory to the Apple Hospitality board, in its sole discretion in order to determine or ensure Apple Hospitality’s qualification as a REIT.

In addition, the Apple Hospitality board from time to time may increase the ownership limits.  However, the ownership limits may not be increased if, after giving effect to such increase, five or fewer individuals could own or constructively own in the aggregate, more than 49.9% in value of the shares then outstanding.

However, if any transfer of Apple Hospitality shares occurs which, if effective, would result in any person beneficially or constructively owning shares in excess, or in violation, of the above transfer or ownership limitations, known as a prohibited owner, then that number of shares, the beneficial or constructive ownership of which otherwise would cause such person to violate the transfer of ownership limitations (rounded up to the nearest whole share), will be automatically transferred to a charitable trust for the exclusive benefit of a charitable beneficiary, and the prohibited owner will not acquire any rights in such shares.  This automatic transfer will be considered effective as of the close of business on the business day before the violative transfer.  If the transfer to the charitable trust would not be effective for any reason to prevent the violation of the above transfer or ownership limitations, then the transfer of that number of shares that otherwise would cause any person to violate the above limitations will be void ab initio.  Shares held in the charitable trust will continue to constitute issued and outstanding Apple Hospitality shares.  The prohibited owner will not benefit economically from ownership of any shares held in the charitable trust, will have no rights to dividends or other distributions and will not possess any rights to vote or other rights attributable to the shares held in the charitable trust.  The trustee of the charitable trust will be designated by Apple Hospitality and must be unaffiliated with Apple Hospitality or any prohibited owner and will have all voting rights and rights to dividends or other distributions with respect to shares held in the charitable trust, and these rights will be exercised for the exclusive benefit of the trust’s charitable beneficiary.  Any dividend or other distribution paid before Apple Hospitality’s discovery that shares have been transferred to the trustees is required to be paid by the recipient of such dividend or distribution to the trustee upon demand, and any dividend or other distribution authorized but unpaid will be paid when due to the trustee.  Any dividend or distribution so paid to the trustee will be held in trust for the trust’s charitable beneficiary.  Subject to Virginia law, effective as of the date that such shares have been transferred to the charitable trust, the trustee, in its sole discretion, will have the authority to:

•	rescind as void any vote cast by a prohibited owner prior to Apple Hospitality’s discovery that such shares have been transferred to the charitable trust; and

•	recast such vote in accordance with the desires of the trustee acting for the benefit of the trust’s charitable beneficiary.

However, if Apple Hospitality has already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast such vote.

Within 20 days of receiving notice from Apple Hospitality that shares have been transferred to the charitable trust, unless Apple Hospitality buys the shares first as described below, the trustee will sell the shares held in the charitable trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations in Apple Hospitality’s charter.  Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and to the charitable beneficiary.  The prohibited owner will receive the lesser of:

•
the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the charitable trust (for example, in the case of a gift or devise), the market price of the shares on the day of the event causing the shares to be held in the charitable trust; and

•	the price per share received by the trustee from the sale or other disposition of the shares held in the charitable trust (less any commission and other expenses of a sale).

The trustee may reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee.  Any net sale proceeds in excess of the amount payable to the prohibited owner will be paid immediately to the charitable beneficiary.  If, before Apple Hospitality’s discovery that shares have been transferred to the charitable trust, such shares are sold by a prohibited owner, then:

•	such shares will be deemed to have been sold on behalf of the charitable trust; and

•
to the extent that the prohibited owner received an amount for such shares that exceeds the amount that the prohibited owner was entitled to receive as described above, the excess must be paid to the trustee upon demand.

In addition, shares held in the charitable trust will be deemed to have been offered for sale to Apple Hospitality, or its designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in such transfer to the charitable trust (or, in the case of a gift or devise, the market price at the time of the gift or devise); and
•	the market price on the date Apple Hospitality, or its designee, accept such offer.

Apple Hospitality may reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee.  Apple Hospitality may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary.  Apple Hospitality will have the right to accept the offer until the trustee has sold the shares held in the charitable trust.  Upon such a sale to Apple Hospitality, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee will be paid to the charitable beneficiary.

All certificates representing shares of Apple Hospitality capital stock will bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) in value of the outstanding shares of Apple Hospitality capital stock within 30 days after the end of each taxable year, will be required to give written notice to Apple Hospitality stating the name and address of such owner, the number of Apple Hospitality shares of each class and series that the owner beneficially owns and a description of the manner in which the shares are held.  Each owner will be required to provide to Apple Hospitality such additional information as Apple Hospitality may request in order to determine the effect, if any, of the owner’s beneficial ownership on Apple Hospitality’s qualification as a REIT and to ensure compliance with Apple Hospitality’s ownership limitations.  In addition, each shareholder shall upon demand be required to provide to Apple Hospitality such information as Apple Hospitality may request, in good faith, in order to determine its qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.  The ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of shares of Apple Hospitality capital stock might receive a premium for their shares or which these holders might believe to be otherwise in their best interest.

Under Virginia law and the Bylaws, the restrictions on transfer set forth in Sections 7.2, 7.3, 7.4 and 7.5 of Bylaws rather than the restrictions on transfer set forth in Article X of the Charter will be applicable to Apple Hospitality shareholders (but not any transferees of such shareholders’ shares) who were entitled to but did not vote in favor of Proposal 3(iv) – Restrictions on Transfer and Ownership, presented to shareholders for approval at the special meeting of shareholders held on February 27, 2014, which added restrictions on transfer and ownership of the Apple Nine common shares to protect Apple Nine’s REIT tax status.

Transfer Agent

The transfer agent and registrar for the Apple Hospitality common shares is American Stock Transfer & Trust Company, LLC.

Facilities for Transferring Common Shares

The common shares are being listed on the New York Stock Exchange (the “NYSE”).

Item 2.                      Exhibits.

Because no other securities of Apple Hospitality are registered on The New York Stock Exchange, and the securities being registered by this Form 8-A are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, no exhibits are required to be filed with this Form 8-A.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 13, 2015		APPLE HOSPITALITY REIT, INC.

	By:	/s/ Justin G. Knight
Justin G. Knight
President and Chief Executive Officer